UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN STRATEGIC INVESTMENT CO.

(Name of Subject Company)

AMERICAN STRATEGIC INVESTMENT CO.

(Names of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

649439304
(CUSIP Number of Class of Securities)

Michael R. Anderson
Chief Executive Officer
American Strategic Investment Co.
650 Fifth Ave, 30th Floor
New York, New York 10019
(212) 415-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.
Proskauer Rose LLP
Three First National Plaza
70 West Madison, Suite 3800
Chicago, Illinois 60602
(312) 962-3567

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Offer”) by Bellevue Capital Partners, LLC (“Bellevue” or the “Offeror”) to purchase for cash up to 350,000 shares of the outstanding Class A common stock, par value $0.01 per share (the “Common Stock”), of American Strategic Investment Co., a Maryland corporation (the “Company”), at a price equal to $10.25 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase as filed under cover of Schedule TO by the Offeror with the Securities and Exchange Commission (the “SEC”) on September 27, 2023 (as amended, the “Offer to Purchase”).

The Company’s board of directors (the “Board”) expresses no opinion and remains neutral with respect to the Offer. The Board has made no determination of the fairness of the Offer or whether the Offer is in the best interests of stockholders. The Board makes no recommendation as to whether stockholders should accept the Offer and tender their shares of Common Stock (and, if so, how many shares to tender) or reject the Offer and not tender their shares. The Company urges each stockholder to make its own decision regarding the Offer based on the available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Board, as described below and in the attached Letter to Stockholders, and any other factors that the stockholder deems relevant to its investment.

Item 1. Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

American Strategic Investment Co.

650 Fifth Ave, 30th Floor

New York, New York 10019

Tel: (212) 415-6500

This Schedule 14D-9 relates to the Common Stock. As of September 27, 2023, the Company had 2,326,993 shares of Common Stock outstanding, held by approximately 3,548 stockholders of record.

Item 2. Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Offer pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 350,000 shares of Common Stock at the Offer Price pursuant to its Offer to Purchase. Unless the Offer is extended by the Offeror, the Offer will expire at 11:59 p.m., Eastern Time, on October 26, 2023.

According to the filing on Schedule TO by the Offeror, the business address for the Offeror is 222 Bellevue Avenue, Newport, RI 02840, and the business telephone number is (212) 415-6500.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

According to the filing on Schedule TO by the Offeror, Bellevue beneficially owned 857,354 shares of Common Stock, or approximately 36.8% of the outstanding shares of Common Stock, as of August 8, 2023. If the Offeror acquires 350,000 shares in the Offer, it will beneficially own approximately 51.9% of the outstanding shares of Common Stock upon completion of the Offer.

Bellevue controls AR Global Investments, LLC (“AR Global”) and New York City Advisors, LLC (the “Advisor”). The Advisor manages the Company’s day-to-day business with the assistance of the Company’s property manager, New York City Properties, LLC (the “Property Manager”). The Advisor and Property Manager are under common control with AR Global and receive compensation and fees for providing services to the Company. The Company also reimburses these entities for certain expenses they incur in providing these services.

Bellevue is the sole member of AR Global, which is the sole member of American Realty Capital III, LLC, which is the sole member of New York City Special Limited Partnership, LLC, which is the sole member of the Advisor.

Advisory Agreement and Property Management Agreement

The terms of the Company’s advisory agreement with the Advisor and property management agreement with the Property Manager, and other material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or the Offeror and the executive officers, directors or affiliates of the Company can be found in the sections entitled “Compensation and Other Information Concerning Officers, Directors and Certain Stockholders,” “Stock Ownership by Directors, Officers and Certain Stockholders,” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 18, 2023 and attached hereto as exhibit (e)(1).

Ownership Waiver Agreement and Irrevocable Proxy

The Board has previously granted Bellevue and its affiliates waivers from limitations on ownership of the Common Stock contained in Section 1.1 of the Amended and Restated Rights Agreement, dated August 17, 2020 (as amended, the “Rights Plan”).

The latest waiver was granted on February 22, 2023, in connection with a rights offering, in which the Company raised aggregate gross proceeds of approximately $5.0 million. The Company issued 386,100 shares of Common Stock in this rights offering on February 27, 2023. According to the disclosure set forth in its amendment to its Schedule 13D filed on March 1, 2023, Bellevue and its affiliates purchased an aggregate of 380,888 of the offered shares out of a total of 386,100 shares of Common Stock sold by the Company in the offering.

In connection with the rights offering, the Board waived and eliminated the then existing twenty-five percent (25%) limit on Bellevue’s ownership of Common Stock and eliminated limits on Bellevue’s purchases in future issuances of Common Stock by the Company and issuances to Bellevue and its affiliates under the Advisory Agreement. In return, Bellevue, the Advisor and other affiliates or persons related to Bellevue granted an irrevocable proxy to the Company pursuant to which the Company has the right to vote any shares of Common Stock owned by these persons or entities in excess of 34.9% of the outstanding shares of Common Stock in the same proportion as all other shares of Common Stock are voted by the Company’s stockholders. Accordingly, any shares of Common Stock acquired by Bellevue in the Offering would be subject to the irrevocable proxy and would be voted proportionately with the Company’s other stockholders.

Management Relationships

Michael R. Anderson, the Company’s chief executive officer, also has served as the general counsel of AR Global and Bellevue since 2020. Joseph Marnikovic, the Company’s chief financial officer, also has served as the chief financial officer of AR Global and Bellevue since 2019.

Edward M. Weil Jr., a member of the Board, is also a non-controlling member of Bellevue. Mr. Weil previously served as executive chairman of the Company from November 2015 to September 2023 and as chief executive officer, president and secretary of the Company, the Advisor and Property Manager from March 2017 to September 2023. Mr. Weil also has been the chief executive officer of AR Global since January 2016.

Item 4. The Solicitation or Recommendation.

(a) Solicitation or Recommendation.

On behalf of the Company, the Board (with Edward M. Weil recusing himself and not participating in any of the discussions), reviewed the terms and conditions of the Offer with the assistance of its legal and financial advisors. The Board did not determine whether the Offer is fair to, or in the best interests of, the Company’s stockholders and decided to make no recommendation as to whether stockholders should accept the Offer and tender their shares of Common Stock (and, if so, how many shares to tender) or reject the Offer and not tender their shares. The Board believes that the decision of a stockholder as to whether or not to tender its shares of Common Stock in the Offer depends on whether the stockholder needs or is focused on near-term liquidity or has a longer term horizon and is able to bear the risks associated with continuing to hold the Common Stock. The Board urges each stockholder to consider all the available information in determining whether to tender including the factors considered by the Board as described below and any other factors that the stockholder deems relevant to its investment.

The Board noted that stockholders who tender their shares will give up the opportunity to participate in any future benefits from the ownership of shares, including potential future dividends the Company may pay from cash flows or otherwise. The Board took note of statements made by Bellevue in its Offer to Purchase that the purchase price per share payable to a tendering stockholder by Bellevue may be less than the total amount which might otherwise be received by the stockholder with respect to its shares. However, as discussed in more detail in the Offer to Purchase, Bellevue is motivated to establish the lowest price which might be acceptable to stockholders consistent with Bellevue’s objective which it states is to make a profit from its purchase and ownership of the shares.

(b) Reasons for the Board’s Position.

In evaluating the Offer and determining whether to make a recommendation with respect to the Offer, the Board, with the assistance of legal counsel and its financial advisor, considered several factors including the fact that Bellevue is an affiliate and the ultimate parent of the Company’s Advisor which manages the Company’s day-to-day business. For doing so, the Company pays the Advisor fees and reimburses it for salaries, wages (including bonuses) and benefits of employees of the Advisor or its affiliates involved in managing the Company’s business. The Board also considered the risks and uncertainties regarding investment in the Common Stock, including the fact that the Company does not presently pay dividends and would likely need to raise additional capital to fund any future large-scale acquisitions. The Board noted that there is no assurance that the Company will be able to pay dividends in the future and the amount, if any, of any future dividends and the uncertainty surrounding the Company’s ability to implement its business plan.

Among other factors considered by the Board were:

•	The Offer Price is higher than the thirty-day average closing price of $6.24 per share of Common Stock and is 64.26% and 35.4% more than thirty-day and ninety-day volume weighted average price per share (measured as of September 25, 2023) but is 2.1% below the 180-day volume weighted average price per share.

•	The trading price of the Common Stock is down 69% year-to-date as of September 26, 2023.

•	The Company’s portfolio is heavily concentrated in New York City office assets which have been slow to recover from COVID-19 and continues to be affected by the fact that people have been slow to “return to the office.”

•	Very few transactions are being completed involving New York City real estate which makes establishing valuation parameters such as “cap rates” for acquisitions and dispositions difficult. Establishing valuation parameters become more difficult when factoring in rising interest rates and an inflationary environment along with the potential for economic slowdown.

•	The Company will likely need to raise additional capital if it seeks to make large scale acquisitions but raising capital is presently challenging and likely expensive from a return and dilution standpoint in light of, among other things, the current state of the capital markets generally and the real estate market specifically as well as the Company’s exposure to the New York City office market.

•	Although the Common Stock is listed on the New York Stock Exchange or “NYSE”, the liquidity is limited as evidenced by the trading volume in the Common Stock which averaged approximately 3,436 shares per day over the last thirty trading days prior to the Offer making it difficult for stockholders to sell as many shares as quickly as would be possible by tendering in the Offer which provides stockholders with an opportunity to sell, in the aggregate, 350,000 shares at a fixed price irrespective of the trading volume. If more than 350,000 shares are tendered, Bellevue notes that it will accept shares on a pro rata basis.

•	Recently, from time to time, the Company’s market capitalization has fallen below $15 million. Under the ongoing listing rules of the NYSE, the Company must maintain a thirty-trading-day average market capitalization of $15 million. If the average closing price over thirty days averages $6.44 or lower, the Company’s total market capitalization would be less than $15 million. If we do not satisfy the market capitalization test, the NYSE would delist our common stock from trading on the NYSE which could have a negative impact on stockholder liquidity and the Company’s ability to raise capital.

The Board also considered that the purchase of additional shares of Common Stock by Bellevue pursuant to the Offer would not by itself result in a change of control of the Company in part because Bellevue and its affiliates previously entered into the Rights Plan Waiver Agreement that granted the Company an irrevocable proxy, pursuant to which all of the shares of Common Stock owned by Bellevue over 34.9% of the outstanding shares of Common Stock will be voted on a proportionate basis with all other Common Stock voted on any particular proposal submitted to stockholders. The Board also expects the Company to continue as an “externally-managed” company for the foreseeable future.

Lastly, the Board noted that if completed, the purchase of shares in the Offer by Bellevue will reduce the Company’s “public float,” which is the number of shares owned by non-affiliate stockholders and available for trading in the securities markets and, in the absence of pro ration, would reduce the number of stockholders. These reductions may reduce the volume of trading in our Common Stock and may result in lower stock prices and reduced liquidity in the trading of our Common Stock following completion of the Offer. In addition, the Offer will increase the proportional ownership of our officers and directors who are not participating in the Offer and any other stockholders who do not participate or participate only in part in the Offer.

The foregoing discussion of the factors considered by the Board is intended to be a summary, and is not exhaustive, but rather includes the principal factors considered by the Board. After considering these factors and its duties under Maryland law, the Board decided to remain neutral as to whether stockholders should or should not tender shares in the Offer in light of the various factors described above and the totality of information available to the Board.

(c) Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders concerning the Offer. On September 29, 2023, the Board engaged B. Riley Securities, Inc. (“B. Riley”), as its financial advisor in connection with the Board’s deliberations regarding the Offer. B. Riley has not been engaged to make solicitations or recommendations to stockholders concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

During the past 60 days, Bellevue has made the following purchases of our Common Stock:

Date of Transaction	No. of Shares of Common Stock	Price per Share
9/15/2023	905	$6.43
9/18/2023	925	$6.61
9/19/2023	925	$6.43
9/20/2023	925	$6.56
9/21/2023	925	$6.48
9/22/2023	925	$6.56

The price per share in the table above is a weighted average price as the shares were purchased in multiple transactions on the date of purchase.

Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, or its executive officers, directors, affiliates or subsidiaries, except as set forth above.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the securities of the Company or any of its subsidiaries by any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results or events to be materially different. The words “may,” “will,” “seeks,” “anticipates,” “believes,” “expects,” “estimates,” “projects,” “plans,” “intends,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are subject to a number of risks, uncertainties and other factors, many of which are outside of the Company’s control, which could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include (a) the anticipated benefits of the Company’s election to terminate its status as a real estate investment trust, (b) whether the Company will be able to successfully acquire new assets or businesses, (c) the potential adverse effects of (i) the geopolitical instability due to the ongoing military conflict between Russia and Ukraine, including related sanctions and other penalties imposed by the U.S. and European Union, and the related impact on the Company, the Company’s tenants, and the global economy and financial markets, and (ii) inflationary conditions and higher interest rate environment, and (d) that any potential future acquisition is subject to market conditions and capital availability and may not be completed on favorable terms, or at all, as well as those risks and uncertainties set forth in the Risk Factors section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 16, 2023 and all other filings with the Securities and Exchange Commission after that date including but not limited to the subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as such risks, uncertainties and other important factors may be updated from time to time in the Company’s subsequent reports. Further, forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise any forward-looking statement to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, unless required to do so by law.

Item 9. Exhibits.

Exhibit	Description
(a)(1)	Letter to Stockholders of the Company, dated October 10, 2023*
(a)(5)	Press Release dated October 10, 2023*
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A, filed on April 18, 2023**

* Filed herewith

**The sections entitled “Compensation and Other Information Concerning Officers, Directors and Certain Stockholders,” “Stock Ownership by Directors, Officers and Certain Stockholders,” and “Certain Relationships and Related Transactions” are incorporated by reference herein

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Date: October 10, 2023

By:	/s/ Michael R. Anderson
	Name:	Michael R. Anderson
	Title:	Chief Executive Officer